UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2025

PARALLEL FLIGHT TECHNOLOGIES, INC.

(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

83-2143900
(I.R.S. Employer Identification No.)

450 McQuaide Drive La Selva Beach, CA. 95076
(Full mailing address of principal executive offices)
831-278-2036
(Issuer’s telephone number, including area code)

In this Semiannual Report, the term “Parallel Flight Technologies,” “we,” ”our,” “our company,” the “company,” or similar terms refer to Parallel Flight Technologies, Inc., a Delaware corporation.

This report may contain forward-looking statements and information relating to, among other things, our business plan, strategy, and broader industry trends. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2025 (the “2025 Interim Period”), and the six-month period ended June 30, 2024 (the “2024 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in La Selva Beach, California. We manufacture and market drones for commercial use.

Results of Operations

Revenue

For the 2025 Interim Period, our revenue was $521,286, compared to $933,909 for the 2024 Interim Period. In 2025 Interim Period, Revenue was $521,286 from a government contract with National Security Innovation Capital (“NSIC”). In the 2024 Interim Period, Revenue was comprised of $194,000 from a commercial contract with Arete Associates (“Arete”), $652,496 from a government contract with National Security Innovation Capital (“NSIC”) and $87,413 in grant revenue received pursuant to a United States Department of Agriculture (“USDA”) grant. The Company had deferred revenue of $6,000 as of June 30, 2025, and December 31, 2024.

Operating Expenses

Throughout the 2025 Interim Period, we spent most of our efforts executing the deliverables for our NSIC contract. Our operating expenses consist of general and administrative, sales and marketing, and research and development. For the 2025 Interim Period, our operating expenses were $1,563,404, including $732,581 for general and administrative, $91,690 for sales and marketing, and $739,133 for research and development. For the 2024 Interim Period, our operating expenses were $815,434, including $202,095 for general and administrative, $83,269 for sales and marketing, and $530,070 for research and development. The increase in operating expenses during the 2025 Interim Period was primarily due to higher research and development costs associated with advancing NSIC projects, as well as increased administrative costs related to stock and warrant compensation expenses of $563,736.

Operating Income/ (loss)

Our operating loss for the 2025 Interim Period was $957,510 compared to Income of $118,475 for the 2024 Interim Period.

Liquidity and Capital Resources

As of June 30, 2025, we had $228,021 in cash, compared to $357,226 as of December 31, 2024. The amount of cash at June 30, 2025 primarily resulted from funds raised through our contract with NSIC and a note payable.

We will incur significant additional costs in developing products, and in production, marketing, sales, and customer service, and intend to continue to fund our operations through funds received from our current contracts and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of June 30, 2025, the Company had $200,000 in outstanding notes payable and $75,346 in outstanding Simple Agreements for Future Equity (“SAFEs”). The notes payable are presented as short-term liabilities, while the SAFEs are classified as long-term liabilities on the balance sheet. Under the terms of the SAFEs, investor contributions are convertible into shares of preferred stock in a future qualified priced preferred stock financing round, at a conversion price equal to 80–85% of the preferred stock round price. As of June 30, 2025, and December 31, 2024, no priced round of preferred stock financing had occurred that would trigger conversion of the SAFE funds into preferred stock.

Item 2.  Other Information

None

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

Item 4.  Exhibits

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and Chief Financial Officer

Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Date:	September 29, 2025

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2025

TABLE OF CONTENTS

Balance Sheets (Unaudited) as of June 30, 2025 and December 31, 2024	1

Statements of Operations (Unaudited) for the Six Months Ended
June 30, 2025 and 2024	2

Statements of Stockholders’ Equity (Deficit) (Unaudited) for the Six Months Ended
June 30, 2025 and 2024	3

Statements of Cash Flows (Unaudited) for the Six Months Ended
June 30, 2025 and 2024	4

Notes to the Financial Statements (Unaudited)	5-14

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2025	2024
Assets
Current Assets:
Cash and cash equivalents	$228,021	$357,226
Prepaid expenses	1,915	6,088
Contract asset	68,308	68,308
Total current assets	298,244	431,622
Property and equipment, net	29,354	42,269
Total assets	$327,598	$473,891

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$82,008	$29,120
Accrued liabilities	357,517	362,924
Deferred revenue	6,000	6,000
Note payable, net of debt discount	186,300	-
Total current liabilities	631,825	398,044
Simple agreements for future equity (SAFEs) - Note 5	75,346	75,346
Total liabilities	$707,171	$473,390

Commitments and contingencies

Stockholders' Deficit
Class A common stock, $0.00001 par value-13,000,000 authorized; 5,041,543 and 6,041,543 issued and outstanding at June 30, 2025 and December 31, 2024, respectively	50	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,648,639 issued and outstanding at June 30, 2025 and December 31,2024, respectively	16	16
Additional paid-in capital	9,094,500	8,561,969
Accumulated deficit	(9,474,139)	(8,561,544)
Total stockholders' deficit	(379,573)	501
Total liabilities and stockholders' deficit	$327,598	$473,891

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended
	June 30,
	2025	2024

Grant revenue	$521,286	$933,909

Operating expenses:
General and administrative	732,581	202,095
Sales and marketing	91,690	83,269
Research and development	739,133	530,070
Total operating expenses	1,563,404	815,434

Operating income (loss)	(1,042,118)	118,475

Other income/(expense)
Interest expense	(34,017)	-
Other income	163,540	-
Total other income/(expense)	129,523	-

Net income (loss)	$(912,595)	$118,475

Weighted average income (loss) per share of
Class A and B common stock - basic and diluted	$(0.13)	$0.02

Weighted average shares outstanding of
Class A and B common stock - basic and diluted	6,967,960	7,665,182

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

(No assurance is provided)

	Class A		Class B		Stock	Additional		Total
	Common Stock		Common Stock		Subscription	Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity (Deficit)

BALANCE AT DECEMBER 31, 2023	6,016,543	$60	1,648,639	$16	$(21,052)	$8,533,290	$(8,560,782)	$(48,468)
Stock-based compensation	-	-	-	-	-	7,210	-	7,210
Stock subscription received	-	-	-	-	21,052	(21,052)	-	-
Net Income	-	-	-	-	-	-	118,475	118,475
BALANCE AT JUNE 30, 2024	6,016,543	$60	1,648,639	$16	$-	$8,519,448	$(8,442,307)	$77,217

BALANCE AT DECEMBER 31, 2024	6,041,543	$60	1,648,639	$16	$-	$8,561,969	$(8,561,544)	$501
Surrender of shares	(1,000,000)	(10)	-	-	-	10	-	-
Warrants issued in connection with notes	-	-	-	-	-	33,360	-	33,360
Stock-based compensation	-	-	-	-	-	499,161	-	499,161
Net loss	-	-	-	-	-	-	(912,595)	(912,595)
BALANCE AT JUNE 30, 2025	5,041,543	$50	1,648,639	$16	$-	$9,094,500	$(9,474,139)	$(379,573)

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities
Net Income/(loss)	$(912,595)	$118,475
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12,915	7,573
Amortization of debt discount	19,660	-
Stock based compensation	499,161	7,210
Changes in operating assets and liabilities:
Prepaid expenses	4,173	1,700
Accounts payable	52,888	(28,146)
Accrued liabilities	(5,407)	46,652
Deferred revenue	-	(141,583)
Net cash provided by (used in) operating activities	(329,205)	11,881

Cash flows from financing activities
Proceeds from notes payable	300,000	-
Repayments of notes payable	(100,000)	-
Net cash provided by financing activities	200,000	-

Net change in cash	(129,205)	11,881
Cash, beginning of the period	357,226	561,577
Cash, end of the period	$228,021	$573,458

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Interest paid	$6,137	$-

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. (the “Company”) was founded on September 10, 2018 in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company’s proprietary and patented parallel hybrid propulsion technology. The Company’s aircrafts lift more payload and fly for a longer duration than other competitive technologies. The increased performance profiles offer expanded utility for applications across multiple global markets including wildfire, medical and remote logistics, agriculture, utility and critical U.S. Department of Defense missions.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. U.S. GAAP provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:  Other inputs that are directly or indirectly observable in the marketplace.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Level 3:  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2025, and December 31, 2024. The respective carrying value of certain financial instruments on the balance sheets approximated their fair values.

The Company has Simple Agreements for Future Equity (“SAFEs") which are considered level 3 liabilities. See Notes 5.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions along with local, state, and federal government policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include changes in technology, competition from larger and more well-funded competitors, and changes to industries the Company is targeting to sell its products. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Contract Asset

At June 30, 2025 and December 31, 2024, the Company had performed services under an existing contract, but the milestone required to recognize revenue had not yet been met. The cost of these services included $64,539 of labor and $3,769 of materials. These costs have been capitalized as a contract asset.

Property and Equipment, net

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method based on the estimated useful lives of the assets, which range from three to seven years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Long-Lived Assets

The Company reviews its long-lived assets in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made. There was no impairment during the six months ended June 30, 2025 and year ended December 31, 2024.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under FASB ASC Section 815-10 and Section 815-40. No changes in the fair value of the SAFEs occurred during the six-month periods ended June 30, 2025 and 2024. See Notes.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the Company’s services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses or met the required milestones depending on the grant terms. Grant revenue was $521,286 and $933,909 for the six-month periods ended June 30, 2025 and 2024, respectively. In relation to grant revenue, as of both June 30, 2025 and December 31, 2024, the Company deferred $6,000, related to receipt of funds in advance of completing performance obligations on contracts with customers. While grant revenue comes from limited sources, management does not believe the loss of such revenues would have a material effect on the Company’s operations.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $739,133 and $530,070 for the six-month periods ended June 30, 2025 and 2024, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is me asured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the employer’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income/Loss per Common Share

The Company computes net income and loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of stock options under the Company’s Equity Incentive Plan (Note 8). The number of shares for which SAFEs are convertible is indeterminable.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of federally insured limits.

For the six months ended June 30, 2025, one customer accounted for 100% of total revenue.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

New Accounting Standards

The FASB issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in ASCs. There have been several ASUs to date that amend the original text of ASCs. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company’s operations, or (iv) are not expected to have a significant impact on the Company’s financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring net losses that resulted in accumulated deficits of $9,519,054 and $8,561,544 as of June 30, 2025 and December 31, 2024, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If management is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	June 30,	December 31,
	2025	2024

Automotive	$57,554	$57,554
Machinery and equipment	92,584	92,584
	150,138	150,138
Less accumulated depreciation	(120,784)	(107,869)
	$29,354	$42,269

Depreciation expense for the six months ended June 30, 2025 and 2024 was $12,915 and $7,573, respectively.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 – Fair Value Measurements

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 liabilities based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs.

As of both June 30, 2025 and 2024, the Company had SAFEs totaling $75,346 outstanding, at fair value. There were no changes in fair value during the six-month periods ended June 30, 2025 and 2024.

NOTE 6 - Simple Agreements for Future Equity (SAFEs)

On December 31, 2024, the SAFEs were revalued based on the probability of various scenarios. A summary of SAFE liability activity is as follows:

	June 30,	December 31,
	2025	2024
Balance at beginning of period	$75,346	$123,764
Revaluation	-	(48,418)
Balance at end of period	$75,346	$75,346

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of June 30, 2025 and December 31, 2024, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. As such, shares into which the SAFEs might be converted into are not considered dilutive for earnings per share purposes.

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers. The Company’s lease is on a month-to-month basis.

During 2022, the Company entered into a consulting agreement under which the consultant was to receive $175,000 per year for services rendered plus equivalent benefits to the Company’s executives including stock. The contract was terminated on September 30, 2023. The Company accrued $285,600 and $251,300 related to the unpaid fees as of December 31, 2024 and 2023, respectively. No additional accruals were recorded during the interim period ended June 30, 2025. The Company is currently in discussions regarding the potential grant of 697,064 warrants to the consultant to fulfill the previously mentioned consulting agreement.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8 – Stockholders’ Equity

As on June 30, 2025, the Company is authorized to issue the 16,000,000 shares of common stock consisting of 13,000,000 shares of Class A Common Stock, with a par value of $0.00001 per share, and 3,000,000 shares of Class B Common Stock, with a par value of $0.00001 per share. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights.

On January 17, 2025, the board of directors approved increasing the number of authorized shares of Class A Common Stock from 8,000,000 to 13,000,000 in order to meet the future equity obligations of the Company. This was subsequently approved by the majority of stockholders on January 20, 2025.

On February 20, 2025, Joshua Resnick surrendered 1,000,000 shares of Class A Common Stock to the Company for no consideration.

As of June 30, 2025, the Company had 5,041,543 shares of Class A Common Stock and 1,648,639 shares of Class B Common Stock issued and outstanding.

NOTE 9 – Stock-Based Compensation

Equity Incentive Plan

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) during 2020. The Plan enables the Board of Directors to utilize various forms of equity awards as defined by the Plan, including stock options and restricted stock purchase awards, as and when it deems appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan.

During 2022, the Company granted 25,000 shares of Class B Common Stock under the Plan to two individuals in the form of restricted stock awards. The Company determined the fair value of these awards was $116,750 based on the fair value of the stock on the date of the grant. The awards vest over two to four years based on completion of service. During the six months ended June 30, 2025 and 2024, the Company recognized $4,460 and $7,210, respectively, in general and administrative expenses related to the vesting of these awards. The remaining compensation cost under these awards is $1,459, which will be recognized over a weighted average of 0.5 years.

During 2023, the Company granted 43,540, stock options under the plan. During the six months ended June 30, 2025 and 2024, the Company recorded $14,500 as stock based compensation. The remaining compensation cost under these awards is $14,500, which will be recognized over a weighted average of 0.5 years.

On April 11, 2025, as part of employee incentives, the Company granted options to purchase an aggregate of 232,683 shares of Class A Common Stock, with a weighted average exercise price of $0.53 per share. The options will vest over four years with a 10 year expiration.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Stock option activity under the Plan during the six months ended June 30, 2025 was as follows:

			Weighted-
		Weighted-	Average	Weighted-
		Average	Remaining	Average
	Number of	Exercise Price	Contractual	Intrinsic
	Options	Per Share	Term (Years)	Value
Outstanding at December 31, 2024	125,320	$4.86	6.53
Granted	232,683	0.53	6.35
Forfeited	-	-	-
Outstanding at June 30, 2025	358,003	$2.04	6.41	$0.83

Exercisable at June 30, 2025	112,612	$4.67	2.99	$1.69

Vested or expected to vest at June 30, 2025	358,003	$2.04	6.41	$0.83

Stock-based compensation expense includes the grant date fair value of options vesting during the year. The amount of stock-based compensation related to stock options recognized for the six months ended June 30, 2025 and 2024, was $35,543 and $0, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company in 2025 is computed based on the Block-Scholes option pricing model with the following weighted-average assumptions:

June 30,
2025
Average risk-free rate	1.46 - 4.13%
Expected term (in years)	6
Expected volatility	37- 50%
Expected dividend yield	-

Future stock-based compensation expense is expected to be approximately $533,144, which will be recognized over a weighted average remaining term of 3.78 years.

Warrants

On January 23, 2025, to address the Company’s cash flow requirements, the Board of Directors approved borrowing of up to $350,000. The Company obtained loans totaling $300,000 from two private individuals at an annual interest rate of 10%. As additional consideration for the loans, the lenders were issued warrants to purchase 7,500 shares of Class A Common Stock for each $100,000 loaned. As of June 30, 2025, $200,000 of the debt remained outstanding. During the six months ended June 30, 2025, the Company recorded a debt discount of $64,575 related to the warrants issued in connection with the loans, which was recognized as interest expense.

On April 11, 2025, a warrant to purchase 1,000,000 shares of Class A common stock was given to Craig Stevens as a part of his original employment offer. The warrant purchase price was $.49 per share and will vest over four years with a 6 year expiration.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

On April 11, 2025, warrants to purchase 332,539 shares of Class A Common Stock were issued to Craig Stevens and warrants to purchase 153,538 shares of Class A Common Stock were issued to Dave Adams. The warrants purchase price was $.49 per share and will vest over one year with a 6 year expiration. In order to decrease the Company’s cash flow needs, neither Mr. Adams nor Mr. Stevens has taken his full salary during the past two years. The warrants were awarded as compensation for their reduction in salary.

The following is a summary of warrants for the six months ended June 30, 2025:

Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Warrants	Per Share	Term (Years)
Outstanding at December 31, 2024	-	$ -	-
Granted	1,508,577	0.50	5.75
Forfeited	-	-	-
Outstanding at June 30, 2025	1,508,577	$ 0.50	5.75

The amount of stock-based compensation related to warrants recognized for the six months ended June 30, 2025 and 2024, was $447,659 and $0, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all warrants granted by the Company in 2025 is computed based on the Block-Scholes option pricing model with the following weighted-average assumptions:

June 30,
2025
Average risk-free rate	1.46 - 4.13%
Expected term (in years)	6
Expected volatility	37- 50%
Expected dividend yield	-

Future stock-based compensation expense is expected to be approximately $3,173,325, which will be recognized over a weighted average remaining term of 2.8 years.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10 – Debt

On January 23, 2025, to address the Company’s cash flow needs, the Board of Directors approved borrowing of up to $350,000. The Company obtained loans totaling $300,000 from two private individuals at an annual interest rate of 10%. As additional consideration for the loans, the lenders were issued warrants to purchase 7,500 shares of Class A Common Stock for each $100,000 loaned.

As of June 30, 2025, $200,000 of the debt remained outstanding. During the six months ended June 30, 2025, the Company recorded a debt discount of $64,575 related to the warrants issued in connection with the loans, which was recognized as interest expense. In addition, interest expense of $11,655 was recorded during the period.

The loans are classified as short-term liabilities on the balance sheet, as they are expected to be repaid within one year.

NOTE 11 – Subsequent Events

Management has evaluated subsequent events through September 26, 2025, the date the financial statements were available to be issued.

On August 7, 2025, we received a $3,741,375 Small business innovation research (SBIR) Phase II contract to develop a maritime version of our Firefly drone for the Office of Naval Research. The agreement extends into Q4 2027.

There have been no other additional events or transactions during this period that would have a material impact on the accompanying financial statements.